UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-41662

SYLA Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 12, 2024, pursuant to the agreement entered into by SYLA Technologies Co., Ltd. (the “Company”) and RIBERESUTE CORPORATION (TSE: 8887) (“RIBERESUTE”) on November 15, 2023, SYLA concluded the acquisition of 2,158,800 shares of RIBERESUTE common stock from RIBERESUTE’s largest shareholder and other shareholders (the “Share Acquisition”). As the result of the Share Acquisition, the Company’s ownership interest in RIBERESUTE became 20.39% (rounded to two decimal places) of the total number of outstanding shares as of the end of May 2023 (10,589,800 shares), positioning SYLA as the largest shareholder in RIBERESUTE.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. The information contained in any website is not a part of this report on Form 6-K.

Exhibit Index

Exhibit No.	Document
99.1	Press release of the registrant dated January 12, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYLA TECHNOLOGIES CO., LTD.

Date: January 12, 2024	By:	/s/ Hiroyuki Sugimoto
	Name:	Hiroyuki Sugimoto
	Title:	Chief Executive Officer